SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Half Year Report 2005

Adecco Group – Selected financial information (unaudited)

In millions, except share and per share information

For the six months ended (in EUR)	2005	2004
Statements of operations:
Revenues	8,626	8,080
Operating income	265	173
Income from continuing operations	163	95
Income from discontinued operations		30

Net income	163	125

Per share:
Basic earnings per share data:
– Continuing operations	0.87	0.51
– Discontinued operations		0.16
Basic earnings per share	0.87	0.67
Basic weighted-average shares	187,243,094	186,986,215

Diluted earnings per share data:
– Continuing operations	0.85	0.50
– Discontinued operations		0.15
Diluted earnings per share	0.85	0.65
Diluted weighted-average shares	195,837,960	201,542,460

Cash flows from continuing operations:
Cash flows from operating activities	66	33
Cash flows used in investing activities	(49)	(3)
Cash flows used in financing activities	(258)	(34)

Adecco Group – Selected financial information (unaudited)

In millions, except share and per share information

Operational results

Overview

In the first half of 2005, the Company reported revenues of EUR 8,626, operating income of EUR 265, and net income of EUR 163. Currency fluctuations had an adverse effect of 1% on revenues and 4% on operating income, mainly due to a weaker U.S. dollar against the Euro.

Revenues for the half year 2005 were EUR 8,626, an increase of 7% and 8% in constant currency compared to the first half of 2004. Gross margin for the half year 2005 was 16.7%, unchanged compared to the half year 2004. Excluding from the first half of 2004, the positive impact of a change in estimate of French payroll liability provisions of EUR 12, gross margin for the first half 2005 improved by 15 bps compared to the first half 2004.

Operating costs as a percentage of revenues were reduced to 13.6% in the first half of 2005 from 14.5% in the first half of 2004, principally due to costs associated with the 2003 financial reporting delay of EUR 77 that were incurred in the first half of 2004. Excluding these costs, operating costs increased by 7% and 9% in constant currency, as the Company increased its network in the first half of 2005 compared to 2004, through the opening of 370 offices (6%) and the addition of 2,600 staff (9%). The network was further expanded by the acquisition of Altedia and Humangroup, which added 170 offices and 1,300 staff.

Operating income for the first half of 2005 was EUR 265, an increase of 53% compared to that of the first half of 2004. Operating income margin improved by 100 bps to 3.1% in the first half of 2005 from 2.1% in the first half of 2004. Operating income of half year 2004 was negatively impacted by the costs of the 2003 financial reporting delay incurred in 2004 and positively impacted by a change in estimate of French payroll liability provisions. Excluding these items, operating income improved by 12% and 14% in constant currency.

Net income increased 31% to EUR 163 for the half year 2005 compared to EUR 125 for the first half of 2004. Excluding from the half year 2004, costs related to the 2003 financial reporting delay as well as income from the disposal of jobpilot, net income was up 7%. Basic EPS was EUR 0.87 for the first half of 2005 compared to EUR 0.67 for the first half of 2004.

Divisional performance

Revenues and operating income by division are presented below:

	Revenues		Operating income
For the six months ended (in EUR)	2005	2004	2005	2004
Adecco Staffing	7,575	7,138	265	248
Ajilon Professional	964	860	48	37
LHH Career Services	87	82	11	17
Corporate expenses			(58)	(128)
Amortization of intangibles			(1)	(1)

Adecco Group	8,626	8,080	265	173

Adecco Staffing

During the first half of the year, Adecco Staffing contributed EUR 7,575 or 88% of group revenues and 82% of total operating income generated by operating units. Overall, Adecco Staffing achieved revenue growth of 6% and 7% in constant currency for the first half year. Additionally, the division’s operating income rose 7% in EUR and in constant currency, representing an operating margin of 3.5%.

In Europe, Adecco Staffing grew revenues by 9% in constant currency and achieved an operating margin of 4.0%, the same as in 2004 when excluding the EUR 13 change in estimate of French payroll liability provisions. In North America, Adecco Staffing continued to focus on profitable accounts which lowered revenues by 3% in constant currency; however this was offset by a strong operating margin improvement year-on-year of 40 bps to 1.4%. In Asia Pacific, the division added revenues of 16% in constant currency, while operating margin improved from 3.2% in 2004 to 3.9% in 2005. In the Rest of World, revenues increased 19% in constant currency, but operating margin declined from 2.9% in 2004 to 2.7% in 2005.

Adecco Group – Financial review

In millions, except share and per share information

Ajilon Professional

Ajilon Professional revenues increased by 12% and 15% in constant currency for the first half of the year to EUR 964. The increase in operating income of 31% and 35% in constant currency reflected an improving gross margin and operational gearing. Ajilon Professional represents 11% of group revenues and 15% of total operating income generated by operating units.

In Europe, the division added 13% in revenues in constant currency, and achieved an operating margin of 3.9% in 2005 compared to 3.7% in 2004. In North America, Ajilon Professional revenues grew 17%, while operating margin improved 180 bps to 6.8%. The division’s business in Asia Pacific increased revenues by 15% in constant currency, but operating margin declined from 4.4% in 2004 to 3.8% in 2005.

LHH Career Services

LHH Career Services, which represents 1% of group revenues and 3% of total operating income generated by operating units, increased revenues by 6% and by 11% in constant currency, including two months of Altedia operations. Excluding Altedia and in constant currency, the division experienced revenue and operating income declines of 9% and 48%, respectively, reflecting general outplacement market conditions. Operating margin of 12.7% remained the highest in the group, though the division suffered year-on-year due to continuing lower consultant utilization. The integration of Altedia is proceeding in line with expectations.

Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measure discussed herein is constant currency comparisons which are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Constant currency comparisons should not be relied upon to the exclusion of U.S. GAAP financial measures. Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance. Because constant currency comparisons are not standardized, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Financial position and liquidity

Cash and cash equivalents and short-term investments for the first six months of 2005 decreased by EUR 364 to EUR 839. The decrease was primarily due to the purchase price paid for Altedia of EUR 88 and for Humangroup of EUR 57, both net of cash acquired, capital expenditures of EUR 32, dividends paid of EUR 79 (excluding withholding tax), the purchase of Adecco S.A. shares of EUR 59, buy back and repayment of long-term debt of EUR 101 offset by the inflow of operating cash flows amounting to EUR 66.

During the first six month of 2005, the cash flows from operating activities of continuing operations was EUR 66, an increase of EUR 33 compared to the same period in 2004. The 2005 net outflow in operating assets and liabilities was mainly due to the worsening of the DSO to 60 days as of July 3, 2005, from 59 days as of January 2, 2005 and the net impact of the additional week at year end of fiscal year 2004 (additional week of revenues and costs and the timing of payments and client cash collections). The 2004 cash flows from operating activities of continuing operations included costs related to the 2003 financial reporting delay of EUR 57, offset by the impact of the termination of the external financing of the UK securitization program of EUR 38.

With the acquisition of Humangroup, the Company acquired off balance sheet debt relating to the sale of receivables, amounting to EUR 14 as of July 3, 2005. Subsequent to the acquisition, the securitization facility has been terminated. Management believes that the ability to generate cash from operations and the additional resources available are sufficient to support planned business expansion and to meet short- and medium-term financial commitments.

Adecco Group – Financial review

In millions, except share and per share information

Outlook

The key indicators for the global staffing services market are likely to remain favorable for this year. We are committed to our objective of growth, at or above market rates. With the ongoing investment program in the business worldwide, we are confident that we can further improve margins over the medium term.

Forward-looking statements

Information in this report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this report are based on information available to Adecco S.A. (the “company”) as of the date of this report, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this report are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

Adecco Group – Consolidated balance sheets (unaudited)

In millions, except share and per share information

As of (in EUR)	3.7.2005	2.1.2005
Assets
Current assets:
– Cash and cash equivalents	656	879
– Short-term investments	183	324
– Trade accounts receivable, net	3,508	3,149
– Other current assets	302	260

Total current assets	4,649	4,612

Property, equipment, and leasehold improvements, net	258	261
Other assets	330	364
Intangibles, net	42	8
Goodwill	1,411	1,196

Total assets	6,690	6,441

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses	3,283	3,025
– Short-term debt and current maturities of long-term debt	710	230

Total current liabilities	3,993	3,255

Long-term debt, less current maturities	721	1,272
Other liabilities	162	139

Total liabilities	4,876	4,666

Minority interests	12	2
Shareholders’ equity
Common shares	117	116
Additional paid-in capital	2,032	2,026
Treasury stock, at cost	(60)	(1)
Accumulated deficit	(314)	(356)
Accumulated other comprehensive income/(loss), net	27	(12)

Total shareholders’ equity	1,802	1,773

Total liabilities and shareholders’ equity	6,690	6,441

The accompanying notes are an integral part of these condensed consolidated financial statements.

Adecco Group – Consolidated statements of operations (unaudited)

In millions, except share and per share information

For the six months ended (in EUR)	2005	2004
Revenues	8,626	8,080
Direct costs of services	(7,189)	(6,734)

Gross margin	1,437	1,346

Selling, general and administrative expenses	(1,171)	(1,172)
Amortization of intangibles	(1)	(1)

Operating income	265	173

Interest expense	(28)	(31)
Interest income and other non-operating expenses, net	(3)	6

Income before minority interest, income taxes and discontinued operations	234	148

Minority interest	(1)
Provision for income taxes	(70)	(53)

Income from continuing operations	163	95
Income from discontinued operations		30

Net income	163	125

Basic earnings per share data:
– Continuing operations	0.87	0.51
– Discontinued operations		0.16

Basic earnings per share	0.87	0.67

Basic weighted-average shares	187,243,094	186,986,215
Diluted earnings per share data:
– Continuing operations	0.85	0.50
– Discontinued operations		0.15

Diluted earnings per share	0.85	0.65

Diluted weighted-average shares	195,837,960	201,542,460

The accompanying notes are an integral part of these condensed consolidated financial statements.

Adecco Group – Consolidated statements of changes in shareholders’ equity (unaudited)

In millions, except share and per share information

In EUR	Common Shares	Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other comprehensive income/ (loss), net	Total shareholders’ equity
December 28, 2003	116	1,993	(5)	(602)	45	1,547
Comprehensive income:
Net income				125		125
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					2	2
– Changes in available-for-sale securities					(4)	(4)
Total comprehensive income						123
Stock-based compensation		15				15
June 27, 2004	116	2,008	(5)	(477)	43	1,685

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773
Comprehensive income:
Net income				163		163
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					38	38
– Unrealized gain/(loss) on cash flow hedging activities					(3)	(3)
– Minimum pension liability adjustment					1	1
– Changes in available-for-sale securities					(3)	(3)
– Deferred income tax, equity					6	6
Total comprehensive income						202
Stock-based compensation		5				5
Common stock options exercised	1	1				2
Treasury stock transactions			(59)			(59)
Cash dividends, CHF 1.00 per share				(121)		(121)
July 3, 2005	117	2,032	(60)	(314)	27	1,802

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Group – Consolidated statements of cash flows (unaudited)

In millions, except share and per share information

For the six months ended (in EUR)	2005	2004
Cash flows from operating activities of continuing operations
Net income	163	125
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– Income from discontinued operations		(30)
– Depreciation and amortization	53	62
– Other charges	30	30
Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(199)	(311)
– Accounts payable and accrued expenses	13	148
– Other assets and liabilities	6	9

Cash flows from operating activities of continuing operations	66	33

Cash flows from investing activities of continuing operations
Capital expenditures, net of proceeds	(32)	(29)
Acquisition of Altedia, net of cash acquired	(88)
Deposit for Altedia squeeze out	(8)
Acquisition of Humangroup, net of cash acquired	(57)
Purchase of short-term investments	(162)
Proceeds from sale of short-term investments	304	20
Cash settlements on derivative instruments	(2)	8
Other investing activities, net	(4)	(2)

Cash flows used in investing activities of continuing operations	(49)	(3)

Cash flows from financing activities of continuing operations
Net decrease in short-term debt	(8)	(13)
Repayment of long-term debt	(101)	(34)
Dividends paid to shareholders	(79)
Purchase of treasury shares	(59)
Cash settlement on derivative instruments	(13)	14
Other financing activities, net	2	(1)

Cash flows used in financing activities of continuing operations	(258)	(34)

Net proceeds from sale of discontinued operations		64

Effect of exchange rate changes on cash	18	8

Net increase/(decrease) in cash and cash equivalents	(223)	68

Cash and cash equivalents:
– Beginning of year	879	565
– End of year	656	633

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot		24

The accompanying notes are an integral part of these condensed consolidated financial statements.

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

Note 1 - Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated half year financial report includes Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company prepares its consolidated half year financial report using the same accounting principles and methods of computation that were applied in the audited consolidated financial statements as of January 2, 2005 and for the year then ended.

Certain information and footnote disclosures included in the audited consolidated financial statements as of January 2, 2005 have been condensed or omitted. As a result, the financial information to the condensed financial statements should be read in conjunction with the Company’s Annual Report 2004 including the Financial Review and Corporate Governance and the 2004 Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs. The Swiss franc is the currency of stock option grants since it is the functional currency of the parent company, Adecco S.A.

In the opinion of management, the consolidated half year financial statements reflects all adjustments necessary to present fairly the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of cash flows and the consolidated statements of shareholders’ equity. Such adjustments are of a normal recurring nature.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated half year financial statements and accompanying notes.

The French government has instituted various social programs, including the 35-hour work week agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with this agreement. For the six months ended July 3, 2005 there were no significant amounts resulting from changes in estimates. Whereas for the six months ended June 27, 2004 events led to a change in estimate that resulted in a reduction of provisions of EUR 13, which has been included in the determination of 2004 operating income in the accompanying consolidated statements of operations. This decrease resulted in an increase to 2004 basic and diluted earnings per share, net of tax, of EUR 0.07 and EUR 0.06, respectively.

Seasonality

Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for staffing services historically has been highest during the third quarter and lowest during the first quarter of the year.

Stock based compensation

The Company utilizes the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Upon adoption of SFAS No. 123 at the beginning of 2003, the Company elected to use the prospective method to recognize stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure”. Accordingly, the Company will continue to use the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to 2003 until the adoption of the revised SFAS No. 123, “Share-Based Payment” (“SFAS No. 123(R)”). Stock options are generally awarded to employees with exercise prices that are equal to the market price of the Company’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of SFAS No. 123, the Company generally did not record compensation expense for such options except, for example, in circumstances when a modification to the outstanding option was made which required a new measurement date.

Had compensation expense for the Company’s stock-based compensation plans, which were accounted for in accordance with APB No. 25, been determined based on the fair value method at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s pro forma net income and earnings

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

per share for the six months ended July 3, 2005 and June 27, 2004 would have changed as follows:

In EUR	2005	2004
Net income, as reported	163	125
Stock-based employee compensation expense included in reported income, net of tax	5	9
Total stock-based employee compensation expense determined under The fair value based method for all awards, net of tax	(14)	(25)

Pro forma net income	154	109

Basic earnings per share:
– As reported	0.87	0.67
– Pro forma	0.82	0.59
Diluted earnings per share:
– As reported	0.85	0.65
– Pro forma	0.80	0.57

New accounting standards

On April 15, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS No. 123(R). The SEC requires that registrants that are not small business issuers adopt SFAS No.123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. As a result, Adecco is required to adopt SFAS No. 123(R) as of beginning of fiscal year 2006 and not as previously stated in 2005. The Company expects that the implementation of this pronouncement will not have a material impact on its results of operations, cash flows or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

Note 2 – Acquisitions

In March 2005, the Company acquired, through a newly created 70% owned subsidiary (“Adecia”), 50.5% of the outstanding share capital (49.0% of the voting rights) of Altedia from its founders. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a purchase price of EUR 19 per share. As of July 3, 2005, Adecia had acquired 99% of Altedia as a result of the completed tender offer for a purchase price of EUR 90, net of EUR 8 cash acquired. As a result of the acquisition, approximately EUR 79 and EUR 23, of goodwill and intangible assets, respectively, were recorded. As of July 5, 2005, the squeeze out proceedings had been completed with Adecia successfully acquiring all remaining Altedia shares outstanding.

Altedia is a human resources consulting company with operations in Europe that specializes in the fields of reorganization, career transition and social engineering, human capital, and external communication.

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

In June 2005, the Company acquired 100% of the outstanding share capital of Humangroup, a Spanish HR services company, for a purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 46 and EUR 10, of goodwill and intangible assets, respectively, were recorded.

Humangroup offers staffing services and outsourcing solutions in Spain and the group was acquired in line with the Company’s strategy of expanding into value-added services and consolidating the position in the Company’s core business.

The Company does not consider these acquisitions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations.

Note 3 – Shareholders’ equity

The Annual General Meeting of Shareholders of Adecco S.A. was held on May 26, 2005. The shareholders approved a dividend of CHF 1.00 per common share in respect of the fiscal year 2004. The dividend, net of withholding tax of EUR 79 was paid in June 2005. The withholding tax of EUR 42 on the dividend has been accrued in June 2005 and was paid in July 2005.

In the six months ended July 3, 2005 a total of 27,430 shares have been issued to employees and directors upon the exercise of stock options.

The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	3.7.2005	2.1.2005
Currency translation adjustment	35	(3)
Unrealized gain/(loss) on cash flow hedging activities	(1)	2
Minimum pension liability adjustment	(13)	(14)
Unrealized gain on available-for-sale securities		3
Deferred income tax, equity	6

Accumulated other comprehensive income/(loss), net	27	(12)

Note 4 – Employee benefit plans

For the six months ended July 3, 2005, estimated net pension expense for the defined benefit plans are as follows:

	Swiss plan		Non-Swiss plans
In EUR	2005	2004	2005	2004
Service cost	4	4	2	2
Interest cost	1	1	2	2
Expected return on plan assets	(2)	(2)	(2)	(2)
Amortization of net gain			1

Pension expense, net	3	3	3	2

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

Note 5 – Income taxes

The Company operates in various countries with different tax laws and rates, therefore the effective tax rate may vary from year to year due to change in the mix of taxable income among countries and special transactions.

Income taxes for the first half of 2005 were provided at a rate of 30%, based on the Company’s current estimate of the annual effective tax rate. For the six months ended June 27, 2004, the tax rate was 36%. The 2005 effective tax rate is lower mainly because, during 2004, the Company incurred (primarily in low-tax jurisdictions) one-time expenses associated with the 2003 financial reporting delay. In addition, during the second quarter of 2005, the Company benefited from successful tax audit closures.

Note 6 – Segment reporting

The Company manages its operations based on three separate lines of business: the Adecco Staffing division, the Ajilon Professional division and the LHH Career Services division. The three reportable segments can be summarized as follows:

-	The Adecco Staffing division provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical and telecommunications sectors;

-	The Ajilon Professional division provides specialized temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support; and

-	The LHH Career Services division provides a range of human resources consulting services, including outplacement, leadership development, reorganization assistance and other career management services.

The Company evaluates the performance of its reportable segments based on operating income before amortization which is defined as the amount of income from continuing operations before amortization of intangibles, interest expense, interest income, and other non-operating expenses, minority interests and income taxes.

Corporate items consist of certain expenses which are separately managed at the corporate level.

Segment Information by Division

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
Six months ended June 27, 2004
Revenues	7,138	860	82		8,080
Depreciation	(38)	(6)	(2)	(15)	(61)
Operating income before amortization	248	37	17	(128)	174
Amortization of intangibles				(1)	(1)
Operating income					173
Interest expense, interest income, and other non-operating expenses, net				(25)	(25)
Provision for income taxes				(53)	(53)
Income from discontinued operations				30	30

Net income					125

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total
Six months ended June 27, 2005
Revenues	7,575	964	87		8,626
Depreciation	(35)	(6)	(2)	(9)	(52)
Operating income before amortization	265	48	11	(58)	266
Amortization of intangibles				(1)	(1)
Operating income					265
Interest expense, interest income, and other non-operating expenses, net				(31)	(31)
Minority interest				(1)	(1)
Provision for income taxes				(70)	(70)

Net income					163

Segment Information by Geographical Areas

In EUR	North America	Europe	Asia Pacific	Rest of world	Total
Net service revenues
Six months ended June 27, 2004	1,786	5,231	873	190	8,080
Six months ended July 3, 2005	1,707	5,713	987	219	8,626

Note 7 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. On April 22, 2004, the Company sold its holding in jobpilot to a subsidiary of Monster Worldwide Inc.(“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e-HR Services & Others operating segment.

Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1. Goodwill of EUR 42 was included in the computation of the gain on disposal. The Company allocates interest to discontinued operations based on actual debt held by the discontinued operations. Based on this criteria, no interest expense was allocated to jobpilot.

Revenues from discontinued operations were EUR 9 for the four months ended April 2004.

Note 8 – Commitments and contingencies

Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S.

Adecco Group – Notes to consolidated financial statements (unaudited)

In millions, except share and per share information

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims.

Regulatory investigations and class action lawsuits

Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, regulatory investigations were commenced by the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange. The staff of the U.S. Securities and Exchange Commission notified the Company on March 4, 2005 that its investigation had been terminated and that no enforcement action had been recommended. The Company has not had any recent contacts from the U.S. Department of Justice in connection with its investigation and assumes that the matter is closed. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions. However, in relation to ad hoc publicity rules, the SWX has decided to issue a reprimand, the lowest level of sanctions without monetary penalty.

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. After the U.S. District Court for the Southern District of California dismissed the plaintiffs’ consolidated complaint without prejudice on May 16, 2005 the plaintiffs filed an amended complaint. The Company believes that there is no merit to the allegations, has moved to dismiss the case, and will continue to defend itself vigorously. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of July 3, 2005, the Company’s provision for potential assessments is EUR 8. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 18 August 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 18 August 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary